News Relea







Zurich appoints senior Government and Industry Affairs officer

SUPPL

Zurich Financial Services
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www.zurich.com
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Zurich, December 15, 2006 – Zurich Financial Services Group (Zurich) has appointed Alessandro A. Iuppa as Head of Government and Industry Affairs (GAIA) for General Insurance, and as Chief Government Affairs Officer, North America. Both appointments are effective January 15, 2007. Based in Washington, DC, Mr. Iuppa will represent and coordinate Zurich's interactions with various governmental and industry bodies at the federal and state levels in the United States, as well as globally for general insurance. He will report to Peter Buomberger, Group Head, Government and Industry Affairs.

Peter Buomberger said, "We are extremely pleased that Alessandro Iuppa will be joining Zurich. He brings a wealth of experience in both US regulation and in leading international associations. Alessandro will ensure that Zurich maintains a consistent and effective voice on regulatory and legislative issues in the United States and internationally for general insurance."

As Head of GAIA for General Insurance, Mr. Iuppa will be responsible for managing the analytical and strategic review of public policy issues impacting Zurich's general insurance operations globally. In his dual role as Chief Government Affairs Officer, North America, he will also oversee Zurich's tactical execution of all legislative, regulatory and political activities in the region.

Mr. Iuppa is currently Maine's Superintendent of Insurance, where he has been an active participant on insurance issues at both the national and international levels. In 2005, he served as President-elect of the National Association of Insurance Commissioners (NAIC) and in 2006 he assumed the office of President.

Mr. Iuppa also serves as Chair of the Executive Committee of the International Association of Insurance Supervisors (IAIS), representing the United States. Within the NAIC, Mr. Iuppa also served on the International Insurance Committee.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.